SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

09 March 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 09 March 2011

                re:  Board & Management Team Changes

22/11
9 March 2011

LLOYDS BANKING GROUP ANNOUNCES BOARD AND MANAGEMENT TEAM CHANGES

Lloyds Banking Group ('the Group') has today announced changes to the Group Board and management team.

Mr Archie Kane, Group Executive Director for Insurance and Scotland, has informed the Board of his intention to retire from the Group and will not seek re-election as a Director at the Group's Annual General Meeting on 18 May 2011.

In light of Mr Kane's retirement the Insurance division of the Group will be managed in two separate divisions in future.  Life, Pensions and Investments and General Insurance will now both report directly to the Group Chief Executive António Horta-Osório.

In addition as a result of a restructure of the retail bank outlined below, Mrs Helen Weir, Group Executive Director for Retail, has decided to leave the Group and will consequently not seek re-election as a Director at the Group's Annual General Meeting.

The Group's Retail banking division will now be restructured as follows:

• Retail Products and Marketing which will be led by Antonio Lorenzo Group Director for the Wealth and International division

• The Lloyds TSB and Bank of Scotland Community Banks which will continue to be led by Mrs Joy Griffiths.

• The Halifax Community Bank which will continue to be headed by Mr David Nicholson.

All three of these positions will report directly to the Group Chief Executive.

António Horta-Osório, Group Chief Executive, said:

"I would like to thank Archie and Helen for the significant contribution they have made to the Group.  I wish them both well for the future.

These changes to the Group's management team will enable us to focus on meeting our 2011 targets, whilst putting in place some of the foundations which will enable us to deliver on our longer-term plans following the conclusion of the Strategic Review which is currently underway."

Sir Win Bischoff, Chairman, Lloyds Banking Group, said:

"I would like to thank Archie and Helen personally and on behalf of the Board for their contribution to the success of the Group.

Archie has had a long career in the Group since joining TSB in 1986 and has been a member of the Group Board since 2000.  He has played an important role in leading and building our insurance businesses and in heading the Scottish Executive, particularly during the challenging times of the recent past.

Helen joined the Group as Finance Director in 2004 and was appointed Group Executive Director of the Retail Bank in April 2008.  She has successfully developed the retail banking franchise while representing the Group's interests on various industry bodies including the BBA and serves as a member of the FSA practitioners' panel."

- END -

NOTE TO EDITOR:

Mr Kane and Mrs Weir will receive no compensation beyond their contractual entitlements on leaving the Group.

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                    +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                              (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  09 March, 2011